Exhibit 4.31

Summary in English of Indenture

Tenedora Ares, S.A.P.I. de C.V. (the “Company”) together with Banco Invex, Sociedad Anónima, Institución de Banca Múltiple, Invex Grupo Financiero, Fiduciario, in its capacity as common representative for the holders of the debentures (the “Common Representative”), entered into an indenture notarized under public deed number 50,044 dated July 31, 2013, granted before Ana Patricia Bandala Tolentino, notary public number 195 of Mexico City (the “Indenture”), pursuant to which the Company issued 7,000,000 convertible debentures into common shares representing 95% of the capital stock of the Company.

A. Amount of Issuance, Denomination and Issuance Price

The Indenture provides for the issuance by the Company of 7,000,000 secured debentures, par value Ps.1,000.00 each, representing in the aggregate Ps.7,000,000,000.00 (the “Debentures”), issued against payment in cash on July 31, 2013 (the “Date of Issuance”). The Debentures are convertible, subject to prior approval of the Telecommunications Federal Institute (Instituto Federal de Telecomunicaciones), or IFT, into common shares of the Company representing 95% of its capital stock. Such Debentures were subscribed and paid for on the Date of Issuance by Arretis, S.A.P.I. de C.V. as the sole holder.

B. Redemption; Extension

The Debentures are not subject to redemption by the Company prior to July 31, 2018 (the “Final Conversion Date”).

If as of the Final Conversion Date, the Debentures remain unredeemed or have not been converted, at the sole option of the Debentures’ holders, such Final Conversion Date will be deemed extended for an additional six-month period without need for further action of the Company. Six-month extensions will continue to be granted if the Debentures remain unredeemed or unconverted. Additionally, the Company may grant an extension to allow for any of the conditions precedent for the conversion of the Debentures to be satisfied.

The Debentures are not subject to early redemption by the Company under any circumstance, whether in full or in part.

C. Interest

The Debentures accrue interest at a fixed rate of 4% per annum on the outstanding principal amount thereof, payable on a semi-annual basis. The Debentures accrue interest from the Date of Issuance and until the earliest of the following dates: (i) the date on which Debentures are redeemed; (ii) the date on which Debentures are converted into the Company’s shares; and (iii) the Final Conversion Date for the Debentures. Interest accrued since the Date of Issuance until the date such Debentures are redeemed, the conversion date or the Final Conversion Date are subject to capitalization and subject to conversion.

In an event of default, the Debentures will accrue default interest at a fixed rate of 8% per annum. Such interest will accrue from the date of default to the date of actual payment in full of all amounts owing under the Indenture.

D. Conversion

Subject to the satisfaction of the Conditions Precedent (as such term is defined below), the Debentures will be convertible into common shares representing 95% of the Company’s capital stock.

Subject to the satisfaction of the Conditions Precedent, the holders may convert the Debentures into common shares of the Company (1) upon any default by the Company on its obligations under the Indenture or the certificates representing the Debentures or (2) at any time after the date of the Indenture, by giving written notice to the Common Representative and the Secretary of the Board of Directors of the Company, at least five (5) business days before the date on which such conversion is to be made.

E. Conditions Precedent

The conversion of the Debentures is subject to obtainment of the authorizations, permits and other requirements of the applicable legislation, including the Federal Competition Commission (Comisión Federal de Competencia) or IFT, as applicable, and authorizations and permits required by any other governmental authority. For this purpose, the Company will perform all acts and provide all necessary information and documentation in order to obtain such authorizations, permits and/or registrations required.

F. Transfer

Any holder of Debentures is entitled to transfer any of the Debentures without need for the Company’s or the Common Representative’s prior consent. However, in the case any Debenture holder wishes to carry out the sale, assignment or transfer of all or part of the Debentures it holds, a written notice shall be given to the Common Representative, and a copy of such notice shall be given to the Company, indicating the number of Debentures to be transferred as well as the name, nationality and address of the purchaser.

G. Shareholders’ Meetings

The approval of any of the following matters by the Company’s general shareholders’ meeting shall be subject to the prior written consent of the holders of the Debentures: (1) any change in the corporate purpose of the Company, (2) the dissolution of the Company, (3) any merger or spin-off, (4) the payment of any dividend or the refund of any amount to the Company’s shareholders, (5) the transfer of, or the creation of, any lien on any shares of stock or rights thereto held by the Company, (6) the incurrence of any indebtedness, loan or financing by the Company and (7) increase and reduction of the capital stock of the Company.

H. Applicable Law and Jurisdiction

The interpretation, execution and enforcement of the Indenture is subject to the applicable laws of Mexico and the jurisdiction of the competent courts sitting in Mexico City, Federal District.